August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 651-6941

Mark G. Papa
Chairman and Chief Executive Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

>   **Re: EOG Resources, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 29, 2007**
>   **File No. 001-09743**

Dear Mr. Papa:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 7

1.   We note disclosure at www.eogresources.com of how the Chief Executive Officer
         is evaluated and how his compensation is structured. As posted in point 7 of the
         corporate governance policies section, you disclose that the CEO establishes goals
         for his performance at the beginning of each year and that consideration of these
         goals is a "key" ingredient in what the compensation committee considers when
         setting the CEO's compensation.   In your Compensation Discussion and
         Analysis, you do not reference this process with respect to CEO compensation
         and do not discuss specific goals the CEO established for 2006 and the
         compensation committee's evaluation of his level of achievement of these goals.
         Consistent with the guidance provided in Item 402(b)(2)(xv) of Regulation S-K
         and the requirements of Item 402(b)(1)(v) of Regulation S-K, please ensure that
         you provide accurate and complete disclosure regarding how the chief executive
         officer's compensation is set, including a discussion of the discretion, if any, that
         the committee exercises in its evaluative process.

Compensation Program Design, page 8

2.   Supplement the disclosure under this heading and clarify that a major component
         of your compensation structure consists of the post-employment elements
         described on pages 20-28.   See Item 402(b)(1)(iii).

3.   We refer you generally to Item 402(b)(1) and (2) of Regulation S-K. The
         Compensation Discussion and Analysis should present concisely and clearly, the
         company's compensation structure as well as an analysis of why and how
         compensation is awarded (i.e. the elements and the levels of compensation).
         Much of your discussion fails to analyze the committee's considerations
         undertaken in the prior year with respect to compensation. For example, although
         you disclose that the committee discusses changes to the compensation program
         and compensation awards during an annual third quarter meeting, you do not
         disclose the specific decisions you made regarding compensation and the changes,
         if any, that resulted from the third quarter meeting in fiscal 2006.

4.   Please revise to clarify disclosure on pages 8 and 11 regarding the companies
         against which you benchmark compensation. For example, you identify an
         industry "peer" group of companies against which compensation is benchmarked
         yet, you also disclose the compensation committee's consideration of "published
         market analysis and rankings". In your discussion of long-term incentive awards,
         you reference comparisons to what appears to be a more general "marketplace".
         See Item 402(b)(2)(xiv) of Regulation S-K.

5.   You state that you do not use formulas to determine the amount of each
         compensation element paid, yet also disclose the consideration you gave to certain
         company financial, operational and individual performance goals. Your disclosure

suggests you considered specific quantitative targets as well as other factors. Please revise to disclose all quantitative and qualitative targets both on an aggregate basis and with respect to each individual officer's performance, as evaluated by the committee during the last fiscal year. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6.   Please clarify how much importance you attached to an individual officer's personal goals or targets when evaluating that officer and determining compensation.

7.   We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain the reason for the significant difference in amounts of SARS and options granted to Mr. Papa in comparison to other named executive officers during the last fiscal year.

8.   We refer you to disclosure on page 20 of Phantom Stock Accounts in which deferred portions of an executive's salary is invested. If material to an understanding of the compensation awarded, please clarify in Compensation Discussion and Analysis and in the relevant tabular presentations and/or footnotes, the aggregate amount, value and valuation assumptions with respect to the phantom stock the named executive officer acquired.

Grants of Plan-Based Awards Table, page 15

9.   You disclose that the annual bonus plan is subject to a maximum payout amount of $2,000,000, yet you have not disclosed this information in the table. Similarly, although you note that each of the named executive officers may receive a payout amount under the plan that ranges from 60% to 100% of the officer's base salary, this information is also omitted from the table. Please refer to Item 402(d)(1) of Regulation S-K and revise your disclosure accordingly.

10.   On page 11, you disclose that the annual bonus payout delivered in restricted stock to each of the named executive officers included a premium of "up to three times the value of the portion of the annual bonus payout that would otherwise have been delivered in cash." Please revise to include the following:
   * describe this material feature of the award in the narrative to the table;

- disclose the additional number of shares received by each named executive officer in the table;
- revise Compensation Discussion and analysis to disclose the rationale for the premium.

See Items 402(b)(1)(v) and 402(e) of Regulation S-K.

Termination Other Than As A Result of A Change of Control Table, page 24

11.   Although you have present this information in a tabular format, consider revising to include a column that notes the total payment, inclusive of all cash, equity and other compensation for each named executive officer under each of the scenarios presented.

12.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor